Exhibit 1.02

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

CDC Games Completes A Successful Closed Beta Test of
The Lord of the Rings Online™Shadows of Angmar™

Extensive and Detailed Preparation Underway for Commercial Launch of LOTRO Expected Next Month

SHANGHAI, ATLANTA, — August 11, 2009 -— CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and a pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today it has completed a successful closed beta test for one of China’s most anticipated subscription-based games, The Lord of the Rings Online™: Shadows of Angmar™ (LOTRO), and expects to begin open beta testing in early September with commercial launch scheduled by the end of September.

The closed beta test was primarily focused on stress testing CDC Games’ infrastructure. CDC Games distributed 8,000 activation codes and had a 96 percent activation rate. Playing time averaged 3 hours and 25 minutes per session and no stress was detected on the servers and billing systems after the testing of more than 3,000 players on each server, which exceeded the company’s expectations.

In preparation for a larger closed beta test expected to occur in a couple of weeks, CDC Games has already deployed 100 server farms, including 2,000 high-end servers and more than 200 high volume storage devices, capable of supporting more than 300,000 players simultaneously during game play. These servers will be located in 10 major cities throughout China. In addition, CDC Games has prepared 500,000 free game DVDs to be sent out to gamers who apply for it on the CDC Games website. More than 20,000 gamers applied for the free DVD after the first three days it became available. The game DVDs also have been installed on a total of more than four million computers at 40,000 Internet cafes in 25 cities and regions in China. CDC Games also has ramped up its ISO:9001 certified customer service center in Shanghai to handle the anticipated increase in call volume from gamers. Also, CDC Games’ advanced gaming and billing platforms will allow gamers to register, receive the download, join the game and charge their accounts quickly and smoothly.

“We are very pleased with CDC Games’ current testing results and the positive feedback they have received from gamers,” said Jim Crowley, president and CEO of Turbine, Inc. “With CDC Games’ proven expertise and extensive distribution channels and deployment infrastructure, we are very excited about the prospects for LOTRO in one of the world’s largest markets for online games.”

“CDC Games has been performing extensive and intensive testing and preparation prior to commercial launch to help ensure gamers will have the most satisfying gaming experience,” said Monish Bahl, CFO of CDC Games. “We are excited about the initial feedback from gamers on the game’s music system, detailed scenery and innovative quests which we believe are of a more narrative style than what is found in most MMOs. With the momentum and popularity we believe these results demonstrate, we look forward to the next phase of testing and the expected commercial launch next month. With CDC Games’ deep games expertise and extensive infrastructure in China, and the exciting features of LOTRO, we believe the game will be well received in this market.”

The Lord of the Rings Online for the China market remains true to the original story line in the novel with the same familiar places, characters and monsters. CDC Games has made significant investment to localize the game for the China market. More than 10 million words were translated and more than 100 tests and changes were performed during the localization process.

CDC Games holds the exclusive distribution rights in China for LOTRO which is the only massively multiplayer online role playing game (MMORPG) based on the literary works of J.R.R. Tolkien. The Lord of the Rings Online is developed by North American-based Turbine, Inc., a leading creator and operator of massive, persistent online worlds that foster powerful social gaming communities.

About Turbine
Turbine, Inc. is a premier creator and operator of massive, persistent online worlds that foster powerful social gaming communities. Turbine has grown to become one of the largest privately-held online gaming studios in North America. Turbine has created some of the world’s most popular and award-winning online games, including The Lord of the Rings Online™, Dungeons & Dragons Online®: Stormreach™, and Asheron’s Call®. For more information on Turbine, its products and services please visit www.turbine.com.

About Tolkien Enterprises
The Saul Zaentz Company d/b/a Tolkien Enterprises is the holder of worldwide motion picture, legitimate stage, merchandising, and other rights in J.R.R. Tolkien’s literary works, including The Lord of the Rings and The Hobbit. Tolkien Enterprises has been producing and licensing films, stage productions and merchandise based on Tolkien’s works for more than 30 years. With headquarters in Berkeley, California, its website may be found at www.tolkien-ent.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is a market leader in online and mobile games in China with more than 160 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  Currently, CDC Games offers six popular MMO online games in China. For more information on CDC Games, visit: www.cdcgames.net

The Lord of the Rings Online™: Shadows of Angmar™ are trademarks of The Saul Zaentz Company d/b/a Tolkien Enterprises and are used under license by Turbine Inc.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about the performance of CDC Games and The Lord of the Rings Online, our beliefs regarding the potential of this game, the ability to project future operating results based on closed beta test results, the timing of this game’s launch, and our ability to launch additional games in the future, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to successfully develop, license and market other games; (c) the future growth of the online games industry in the China market; (d) the possibility of launch and development delays; (e) the development of competing products and technology; (f) the popularity of The Lord of the Rings Online and CDC Games’ other games; and (g) the continuation of our contractual and other partners to perform their obligations under agreements with us. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 30, 2009 . All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise